EXHIBIT 1

Contacts:

For Media:	For Investors:
Kekst and Company	Morrow & Co.
Victoria Weld	Eric Olson/Mike Verrechia
212-521-4800	203-658-9400

FOR IMMEDIATE RELEASE

Breeden Capital Management LLC Files Initial Proxy Materials To Elect Four Nominees to the Board of Directors of Applebee’s International, Inc.

Greenwich, CT., March 29, 2007. Breeden Capital Management LLC, a Greenwich, CT., based investment fund manager, announced today that Breeden Partners LP has filed with the SEC preliminary proxy materials in connection with its nomination of four candidates for election to the Board of Directors of Applebee’s International, Inc. (“Applebee’s”) (NASDAQ: APPB) at the company’s 2007 annual meeting. Applebee’s current board of directors consists of twelve members, only four of whom will be elected in 2007 due to Applebee’s staggered board. Breeden Partners and affiliated investment funds managed by Breeden Capital Management (all collectively, “Breeden Partners”) own over four million shares of Applebee’s.

“Applebee’s period of deteriorating operating performance has now entered its fourth year, and as major shareholders we believe it is time for change in the Company’s direction and in its governance. We believe that change must start in the Applebee’s boardroom. While the Company has belatedly adopted a few of our ideas, the Board has yet to take significant actions to cut bloated expenses, to deploy capital only where it will generate the highest return, and to restructure the business to meet today’s market conditions such as by re-franchising hundreds of restaurants currently owned by the company. As directors on a reconstituted Board, our nominees will press the Company to focus urgently on increasing returns for investors significantly. Our nominees will provide fresh thinking, and they are completely independent from the mistakes of the past. With changes in both personnel and policies, we believe that Applebee’s can be a competitive success, not a study in stagnation,” said Richard C. Breeden, Chairman and CEO of Breeden Capital Management.

SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY BREEDEN CAPITAL MANAGEMENT LLC, BREEDEN PARTNERS L.P., BREEDEN PARTNERS (CALIFORNIA) L.P., BREEDEN PARTNERS HOLDCO LTD., RICHARD C. BREEDEN, STEVEN J. QUAMME, RAYMOND G.H. SEITZ, LAURENCE E. HARRIS AND CERTAIN OF THEIR AFFILIATES FROM THE SHAREHOLDERS OF APPLEBEE’S FOR USE AT THE 2007 ANNUAL MEETING OF SHAREHOLDERS OF APPLEBEE’S WHEN THEY ARE AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A DEFINITIVE PROXY STATEMENT AND FORM OF PROXY WILL BE MAILED TO SHAREHOLDERS OF APPLEBEE’S AND WILL, ALONG WITH OTHER RELEVANT DOCUMENTS, BE AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION’S WEBSITE AT HTTP://WWW.SEC.GOV OR BY CONTACTING MORROW &   CO., INC. BY TELEPHONE AT (203)-658-9400 OR BY E-MAIL AT APPLEBEESINFO@MORROWCO.COM. INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION IS CONTAINED IN EXHIBIT 1 TO THE SCHEDULE 14A FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BY BREEDEN PARTNERS ON DECEMBER 11, 2006.